UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Acquires Controlling Interest in Entities with Concessions to Operate Colombian Airports

Mexico City, April 10, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced it has signed agreements to acquire the controlling interest in Airplan, S.A. (Airplan) and Aeropuertos de Oriente S.A.S. (Oriente). Airplan has concessions to operate the following airports in Colombia: the Enrique Olaya Herrera Airport and José María Córdova International Airport in Medellín, the Los Garzones Airport in Montería, the Antonio Roldán Betancourt Airport in Carepa, the El Caraño Airport in Quibdó and the Las Brujas Airport in Corozal. Oriente has concessions to operate the following airports in Colombia: the Simón Bolivar International Airport in Santa Marta, the Almirante Padilla Airport in Riohacha, the Alfonso López Pumarejo Airport in Valledupar, the Camilo Daza International Airport in Cúcuta, the Palonegro International Airport in Bucaramanga and the Yariguíes Airport in Barrancabermeja. Following consummation of the acquisitions, ASUR will own approximately 92.42% of the capital stock of Airplan and 97.26% of the capital stock of Oriente.

ASUR acquired the controlling interest for an aggregate price of U.S.$262 million (based on exchange rates in effect today), pursuant to a series of agreements with the respective shareholders of Airplan and Oriente. ASUR expects to fund this payment with a combination of cash on hand and financing. The final purchase price remains subject to customary closing adjustments. The closing of the transaction remains subject to a number of conditions precedent, including regulatory approval by Colombian authorities such as the National Infrastructure Agency (Agencia Nacional de Infraestructura), which grants the airport concessions. Following the closing of the transaction, ASUR expects that Airplan and Oriente and their respective consolidated subsidiaries will be consolidated with the company’s financial statements.

In 2016, the airports operated by Airplan and Oriente served approximately 10.4 million passengers and 5.2 million passengers, respectively. The concessions held by Airplan and Oriente have a term depending on the amount of revenues generated by the relevant airports. In the case of Airplan, the concessions have a minimum term until 2032 and a final expiration date of 2048. In the case of Oriente, the concessions have a minimum term until 2033 and a final expiration date of 2049.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR,

ASUR Page 1 of 2

and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 10, 2017